FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 23, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No     ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
Name: Vassily Sidorov
Title: Acting President/CEO

Date: January 23, 2003

OJSC MOBILE
TELESYSTEMS AND
SUBSIDIARIES

Condensed Consolidated Financial Statements

as of December 31, 2002 and September 30, 2003
and for the Nine Months Ended September 30, 2002
and 2003 (Unaudited)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

TABLE OF CONTENTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003 (UNAUDITED):

Condensed consolidated balance sheets at December 31, 2002 and September 30, 2003 (unaudited)

Condensed consolidated statements of operations for the nine months ended September 30, 2002 and 2003 (unaudited)

Condensed consolidated statements of cash flows for the nine months ended September 30, 2002 and 2003 (unaudited)

Notes to condensed consolidated financial statements for the nine months ended September 30, 2002 and 2003 (unaudited)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2002 AND SEPTEMBER 30, 2003 (UNAUDITED)

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31, 2002	September 30, 2003

CURRENT ASSETS:
Cash and cash equivalents	$34,661	$147,269
Short-term investments	30,000	30,000
Accounts receivable, net, including related party amounts of $3,569 and $4,515, respectively (Note 8)	44,070	117,887
Inventory	41,386	59,038
VAT receivable	154,061	199,361
Prepaid expenses and other current assets, including related parties amounts of $4,594 and $2,473, respectively (Note 8)	54,152	91,620

Total current assets	358,330	645,175

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $299,216 and $539,147, respectively (Note 4)	1,344,633	2,068,404

LICENSES AND OTHER INTANGIBLE ASSETS, net of accumulated amortization of $222,291 and $361,569, respectively (Note 5)	525,009	978,703

INVESTMENTS IN AND ADVANCES TO AFFILIATES	34,034	84,344

OTHER ASSETS	21,290	8,330

TOTAL ASSETS	$2,283,296	$3,784,956

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2002 AND SEPTEMBER 30, 2003 (UNAUDITED)

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31, 2002	September 30, 2003

CURRENT LIABILITIES:
Accounts payable, including related party amounts of $4,968 and $34,608, respectively (Note 8)	$122,591	$198,730
Subscriber prepayments	110,950	148,208

Accrued expenses and other current liabilities	102,341	207,110
Current portion of long-term debt and capital lease obligations (Notes 6, 7 and 8)	88,330	589,716

Total current liabilities	424,212	1,143,764

LONG-TERM LIABILITIES:
Long-term debt (Notes 6 and 8)	358,914	797,632
Capital lease obligations (Notes 7 and 8)	7,241	7,065
Deferred income taxes	105,818	178,534
Deferred revenue and other long-term liabilities	19,694	49,217

Total long-term liabilities	491,667	1,032,448

TOTAL LIABILITIES	915,879	2,176,212

COMMITMENTS AND CONTINGENCIES (Note 9)

MINORITY INTEREST	65,373	47,534

SHAREHOLDERS’ EQUITY:
Common stock (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2002 and September 30, 2003, 345,244,080 of which are in the form of ADS)	50,558	50,558
Treasury stock (9,966,631 and 9,929,074 common shares at cost as of December 31, 2002 and September 30, 2003, respectively)	(10,206)	(10,197)
Additional paid-in capital	558,102	559,251
Unearned compensation (Note 1)	(212)	(212)
Shareholder receivable (Note 8)	(34,412)	(29,415)
Retained earnings	738,214	991,225

Total shareholders’ equity	1,302,044	1,561,210

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,283,296	$3,784,956

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003 (UNAUDITED)

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Nine months ended September 30,
	2002	2003
NET REVENUES:
Service revenues	$891,186	$1,690,918
Connection fees	18,720	24,831
Equipment sales	42,544	58,748
	952,450	1,774,497
COST OF SERVICES AND PRODUCTS (including related party amounts of $23,686 and $26,032, respectively):
Interconnection and line rental	91,678	127,282
Roaming expenses	52,546	82,917
Cost of equipment	60,446	112,996
	204,670	323,195
OPERATING EXPENSES (including related party amounts of $6,948 and $7,439, respectively):	146,968	294,015

SALES AND MARKETING EXPENSES (including related party amounts of $6,944 and $15,649, respectively):	109,424	219,352

DEPRECIATION AND AMORTIZATION	150,750	288,112

Net operating income	340,638	649,823

CURRENCY EXCHANGE AND TRANSLATION LOSSES/(GAINS)	2,447	(4,841)

OTHER EXPENSES (INCOME):

Interest income (including related party amounts of $4,296 and $2,737, respectively):	(6,789)	(11,743)

Interest expense	31,322	70,013

Other expenses	2,734	12,251

Total other expenses, net	27,267	70,521

Income before provision for income taxes and minority interest	310,924	584,143

PROVISION FOR INCOME TAXES	94,100	160,514

MINORITY INTEREST	24,880	59,139

NET INCOME	$191,944	$364,490

Weighted average number of shares outstanding	1,983,359,507	1,983,359,507

Earnings per share, basic and diluted	$0.097	$0.184

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003 (UNAUDITED)

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30,
	2002	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$191,944	$364,490

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	24,880	59,139
Depreciation and amortization	150,750	288,112
Amortization of deferred connection fees	(18,095)	(24,945)
Provision for obsolete inventory	1,572	4,767
Provision for doubtful accounts (Note 9)	4,535	28,694
Equity earnings of associates	—	1,557
Interest accrued	31,322	70,013
Interest paid	(21,600)	(52,848)
Deferred taxes	(11,212)	(29,094)

Changes in operating assets and liabilities, net of effect from acquisitions:
Increase in accounts receivable	(28,585)	(75,026)
Increase in inventory	(16,050)	(8,597)
Increase in VAT receivable	(59,491)	(39,962)
(Increase)/Decrease in prepaid expenses and other current assets	(8,241)	6,274
Increase in trade accounts payable, accrued liabilities and other current liabilities	18,079	75,192

Net cash provided by operating activities	259,808	667,766

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(130,874)	(629,306)
Purchases of property, plant and equipment	(351,925)	(560,927)
Purchases of intangible assets	(28,872)	(74,725)
Net proceeds from sales of short-term investments	85,304	—
Investments in and advances to affiliates	(22,166)	(50,310)

Net cash used in investing activities	(448,533)	(1,315,268)

See notes to condensed consolidated financial statements.

	Nine months ended September 30,
	2002	2003

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuances of notes	50,808	697,000
Notes issuance costs	(649)	(5,884)
Capital lease obligation principal paid	(3,524)	(10,467)
Dividends paid	—	(96,701)
Proceeds from loans	31,130	222,903
Loan principal paid	(5,298)	(52,298)
Payments from Sistema	4,781	6,146

Net cash provided by financing activities	77,248	760,699

Effect of exchange rate changes on cash and cash equivalents	(527)	(589)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(112,004)	112,608

CASH AND CASH EQUIVALENTS, at beginning of period	219,629	34,661

CASH AND CASH EQUIVALENTS, at end of period	$107,625	$147,269

SUPPLEMENTAL INFORMATION:
Income tax paid	$102,419	$136,617
Additions to network equipment and software under capital leases	13,456	9,045

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003 (UNAUDITED)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

1.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles - OJSC Mobile TeleSystems and its subsidiaries (“MTS” or “the Group”) maintain their accounting books and records in Russian rubles and Ukrainian hryvnas, based on Russian and Ukrainian accounting regulations. The accompanying condensed consolidated financial statements have been prepared in order to present MTS’ financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and expressed in terms of U.S. dollars.

Basis of Presentation - The accompanying condensed consolidated financial statements include the accounts of OJSC Mobile TeleSystems (“MTS OJSC”) and its wholly owned and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

In the opinion of management, these condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods. Certain information and related footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, although the Group believes the disclosures in these financial statements are adequate to make the information presented not misleading. The results of operations for the interim periods shown are not necessarily indicative of the results for any future interim period or for the entire fiscal year.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated balance sheets of the Group as of December 31, 2001 and 2002 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002 and the related notes as filed on Form 20-F with the Securities and Exchange Commission.

The Group’s working capital deficiency increased from $65.9 million at December 31, 2002 to $498.6 million at September 30, 2003 due to the Group’s financing of its significant capital expenditures and acquisitions during the nine months ended September 30, 2003.  The working capital deficiency includes the Group’s $297.5 million floating rate notes that mature on August 5, 2004.  As further discussed in Note 11, on October 14, 2003, the Group issued $400 million 8.375% notes maturing on October 14, 2010 and used a portion of the proceeds to repay $200.0 million of its U.S. dollar denominated loan facilities including $100.0 million from Credit Suisse First Boston International and $100.0 million from ING (Eurasia) ZAO and ING (Ireland) Limited. At December 31, 2003, the Group will reclassify to current liabilities an additional $299.6 million of its debt related to its 10.95% notes that mature on December 21, 2004.  The Company currently has several financing vehicles available and fully expects to meet its debt obligations as they come due.

As of December 31, 2002 and September 30, 2003, MTS had investments in the following legal entities:

	Accounting Method	December 31, 2002	September 30, 2003

Rosico (1)	Consolidated	100.0%	—
ReCom	Consolidated	53.9%	53.9%
MTS-RK	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-T	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	83.5%	83.5%
MTS-NN	Consolidated	65.0%	65.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	100.0%	100.0%
Novitel	Consolidated	51.0%	51.0%
MTS Finance (2)	Consolidated	100.0%	100.0%
BM-Telecom	Consolidated	100.0%	100.0%
MTS Belarus	Equity	49.0%	49.0%
MTS-P	Consolidated	51.0%	51.0%
Kuban GSM	Consolidated	52.7%	100.0%
Dontelecom	Consolidated	100.0%	100.0%
MTS-Barnaul	Consolidated	100.0%	100.0%
BIT	Consolidated	100.0%	100.0%
MTS-Capital	Consolidated	—	100.0%
UMC	Consolidated	—	100.0%
TAIF Telcom	Consolidated	—	52.7%
Sibchallenge	Consolidated	—	100.0%
TSS	Consolidated	—	100.0%
Primtelefon	Equity	—	50.0%

(1)          On June 9, 2003, the Group’s wholly-owned subsidiary, Rosico, merged into MTS OJSC pursuant to a shareholders’ resolution approving the transaction.

(2)          Represents beneficial ownership.

Translation methodology - Prior to January 1, 2003, the Russian economy was considered hyperinflationary and MTS was required to follow the remeasurement method prescribed by the Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” for the hyperinflationary economies. Following this method, the U.S. dollar has been designated as the functional currency of the Group.

Effective January 1, 2003, the Russian economy is no longer considered hyperinflationary, however, management of the Group believes that the U.S. dollar is still the appropriate functional currency for MTS OJSC and the majority of its subsidiaries due to the pervasive use of U.S. dollars in their operations.

Stock-based compensation - MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock Based Compensation – Transition and Disclosure, an amendment to FASB Statement No. 123.” These statements allow measuring compensation to employees and non-employee directors based on the intrinsic value of options on the measurement date, calculated as a difference between the fair market value of stock and exercise price at that date. Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a Black-Scholes option-pricing model.

If MTS had elected to recognize compensation costs based on the fair values of options at the date of the grant, consistent with the provisions of SFAS No. 123, net income and earning per share amounts would have been as follows:

	Nine months ended September 30,
	2002	2003

Net income as reported	$191,944	$364,490
Pro forma effect of the application of fair value method of accounting for stock options	(259)	(774)
Pro forma net income	$191,685	$363,716

Earnings per share, basic and diluted
As reported	$0.097	$0.184
Pro forma	$0.097	$0.183

Comparative information - Certain prior period amounts have been reclassified to conform to the current period presentation.

Recently Adopted Accounting Pronouncements - In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset’s useful life. Changes in the liability resulting from the passage of time will be recognized as operating expense.  The Group adopted SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Group’s financial position or results of operations.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt,” addressed statement of operations classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFAS No. 145 also amended SFAS No. 13 “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  Following the adoption of the requirements of SFAS No. 145 effective January 1, 2003, MTS reclassified a gain on the extinguishment of a credit facility with OJSC AB Inkombank of $2.8 million and the related income tax expense of $0.7 million from extraordinary gain on debt repayment to other income and income tax expense, respectively, in the consolidated statement of operations for the year ended December 31, 2001.

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity.  The fundamental conclusion reached by the FASB in this Statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.  The Group adopted the provisions of SFAS No. 146 effective January 1, 2003.  The adoption of SFAS No. 146 did not have a material impact on the Group’s financial position or results of operations.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosures about the guarantor’s obligations under certain guarantees that it has issued.  The Group adopted the initial recognition and measurement provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Group’s financial position or results of operations.

In January 2003, FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Under FIN 46, an enterprise is required to consolidate certain entities (so-called “variable interest entities”), if it is the primary beneficiary of the variable interest entity.  The primary beneficiaries of a variable interest entity is the party that absorbs a majority of the entity’s expected losses or receives the majority of the entity’s residual returns.  FIN 46 also requires additional disclosure regarding the use of variable interest entities. In December 2003 the FASB issued revised FIN 46R which extended the adoption date to the periods ending after March 15, 2004. Management continues to evaluate the potential impact of FIN 46. In particular, it is evaluating whether FIN 46 applies to the Group’s guarantee of the debt of Invest-Svyaz-Holding as further discussed in Note 8. Management does not anticipate that the adoption of FIN 46 including the potential consolidation of Invest-Svyaz-Holding will have a material impact on the Group’s financial position or results of operation.

In November 2002, the Emerging Issues Task Force (“EITF”) issued a final consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided in separate units of accounting.  The Group adopted the requirements of EITF Issue No. 00-21 prospectively for arrangements entered into after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on the Group’s financial position or results of operations.

In April 2003, FASB issued SFAS No. 149, “Amendments of FASB Statements No. 133 on Derivative Instruments and Hedging Activities.”  SFAS No. 149 clarifies under what circumstances a contract with an initial investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying and certain other existing pronouncements. The Group adopted the requirements of SFAS No. 149 for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Group’s financial position or results of operations.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain classes of freestanding financial instruments that embody obligations for the issuer, including mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets and certain obligations to issue a variable number of shares.  SFAS No. 150 also nullified EITF Issue No. 00-4, “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary,” which required the Group to treat its put and call options for the purchase of the 49.0% common and 50.0% preferred stock of TAIF Telcom (see Note 2) as financing derivatives. Following the adoption of SFAS No. 150 on July 1, 2003, the Group reclassified
$59.9 million previously reported as debt, $15.8 million previously reported as deferred tax liability and $65.8 million previously reported as licenses and other intangible assets to minority interest.

2.                        BUSINESSES ACQUIRED

Acquisition of UMC - On March 4, 2003, MTS acquired 57.7% of the outstanding voting interest of Ukrainian Mobile Communications (“UMC”), a provider of mobile services in Ukraine, for total consideration of $194.2 million, including the acquisition of 16.3% of the outstanding voting interest from Deutsche Telekom AG, a related party, for $55.0 million. Acquisition costs relating to the transaction of $1.4 million were capitalized. In connection with the acquisition, MTS also assumed debt of UMC with a face value of approximately $65.0 million and a fair value of approximately $62.0 million. For convenience, MTS began consolidating UMC effective March 1, 2003.  The purchase price allocation was finalized during the three months ended September 30, 2003. The finalization of the purchase price did not have material effect on the financial position or results of operations of the Company.

The final purchase price allocation was as follows:

Current assets	$82,293
Non-current assets	244,441
Licenses and other intangibles	136,976
Current liabilities	(63,551)
Non-current liabilities	(78,580)
Deferred taxes	(26,361)
Minority interest	(99,581)
Purchase price	$195,637

MTS paid $168.1 million of the purchase price in cash and issued a promissory note for the balance of the purchase price of $27.5 million to Cetel B.V., a wholly owned subsidiary of Deutsche Telekom AG, a related party. The note accrues interest of 9% per annum and is payable within one year. The balance outstanding under the note as of September 30, 2003 is $ 27.5 million.

MTS also had an option agreement with Ukrtelecom to purchase its remaining 26.0% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million.  On June 4, 2003, MTS exercised its call option. As a result of the transaction, MTS’ ownership in UMC increased from 57.7% to 83.7%.

In addition, MTS entered into a put and call option agreement with TDC Mobile International A/S (“TDC”) for the purchase of its 16.3% stake in UMC. The exercise period of the call option was from May 5, 2003 to November 5, 2004, and the put option was exercisable from August 5, 2003 to November 5, 2004.  The call option price was $85.0 million plus interest accrued from November 5, 2002 to the date of the exercise at 11% per annum; the price of the put option was calculated based on reported earnings of UMC prior to the exercise and was subject to a minimum amount of $55.0 million. On June 25, 2003, MTS notified TDC of its intent to exercise its rights under the put and call option agreement. The purchase was completed during July 2003. MTS paid cash consideration of approximately $91.7 million to purchase the remaining 16.3% stake in UMC.

The UMC license costs are amortized over the remaining contractual terms of the licenses of approximately 9 to 13 years at the date of the acquisition, acquired customer base is amortized over the average remaining subscriber’s life of approximately 32 months. The average remaining subscriber’s life changed from 22 months as reported on June 30, 2003, to 32 months as a result of finalization of the purchase price. Other acquired intangible assets, represented mostly by software, are amortized over their respective useful lives of 3 to 10 years.

In accordance with SFAS No. 141 “Business Combinations,” the Group recognized $8.0 million of goodwill relating to workforce-in-place.

UMC is one of the two leading mobile operators in Ukraine, operating under nationwide GSM 900/1800 and NMT 450 licenses. As at the date of controlling stake purchase, it was providing services to over 1.7 million subscribers, representing a market share of approximately 46%.

Acquisition of TAIF Telcom - In April 2003 (“the Acquisition Date”), MTS acquired 51.0% of the common shares of TAIF Telcom, a Russian open joint-stock company, for cash consideration of $51.0 million and 50.0% of the preferred shares of TAIF Telcom for cash consideration of $10.0 million. In May 2003, MTS acquired an additional 1.7% of the common shares of TAIF Telcom for cash consideration of $2.3 million. In connection with the acquisitions, MTS also assumed indebtedness of approximately $16.6 million that is collateralized by telecom equipment (see Note 6).

MTS also entered into call and put option agreements with the existing shareholders of TAIF Telcom to acquire the remaining 49.0% of common shares and 50.0% of preferred shares of TAIF Telcom.

The exercise period for the call option on common shares is 48 months from the Acquisition Date and for the put option on common shares is 36 months following an 18 month period after the Acquisition Date. The call and put option agreements for the common shares stipulate a minimum purchase price of $49.0 million plus 8% per annum commencing from the Acquisition Date. The exercise period for the call option on preferred shares is 48 months following a 24 month period after the Acquisition Date and for the put option on preferred shares it is a 24 month period after the Acquisition Date. The call and put option agreements for the preferred shares stipulate a minimum purchase price of $10.0 million plus 8% per annum commencing from the Acquisition Date.

Pursuant to Emerging Issues Task Force Issue No. 00-4 (“EITF Issue No. 00-4”), “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary,” the Group’s call option agreements for the remaining 47.3% of common shares and 50.0% of preferred shares in TAIF Telcom were accounted for as financing derivatives as the risks and rewards of the additional ownership are maintained by the Group for the duration of the derivatives, notwithstanding the legal ownership of the minority interest. The Group consolidated 100.0% TAIF Telcom from the Acquisition Date and reflected the call option purchase price of $49.0 million for the common shares and $10.0 million for the preferred shares as current portion of long-term debt.  Effective July 1, 2003, the Group adopted SFAS No. 150, which nullified EITF Issue No. 00-4, and consequently reversed the consolidation and reflection of debt for the remaining 47.3% of common shares and 50.0% of preferred shares in TAIF Telcom which were accounted for as financing derivatives.  The Group reclassified $59.9 million previously reported as debt, $15.8 million previously reported as deferred tax liability and $65.8 million previously reported as licenses and other intangible assets to minority interest.

If all of the options are exercised, MTS’ share in TAIF Telcom will increase to 100.0%. TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tatarstan and in the Volga region of Russia.

The purchase price allocation was as follows:

Current assets	$3,870
Non-current assets	48,391
License costs	68,407
Current liabilities	(26,099)
Non-current liabilities	(5,550)
Deferred taxes	(16,814)
Minority interest	(8,965)
Purchase price	$63,240

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately four years and customer base is amortized over the average remaining subscribers life of approximately 41 months.

TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tatarstan and in the Volga region of Russia.  At the date of acquisition, TAIF Telcom had approximately 240,000 subscribers.

Acquisition of Sibchallenge - On August 22, 2003, MTS completed the purchase of 100.0% of Sibchallenge, a cellular operator in the Krasnoyarsk region, for cash consideration of $45.5 million, paid finder’s fee of $2.0 million and assumed net debt of approximately $9.4 million. Sibchallenge holds licenses to provide GSM 900/1800 and DAMPS mobile services in the Krasnoyarsk region of Siberia, the Republic of Hakasiya, and in the Taimyr Autonomous region, all of which are located in the Siberian part of Russia. At the date of acquisition, Sibchallenge had approximately 132,000 subscribers.

The purchase price allocation was as follows:

Current assets	$4,078
Non-current assets	16,678
License costs	52,625
Current liabilities	(6,405)
Non-current liabilities	(6,628)
Deferred taxes	(12,894)
Minority interest	—
Purchase price	$47,454

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately eight years and customer base is amortized over the average remaining subscribers life of approximately 36 months.

Acquisition of Tomsk Cellular Communications - In September 2003, MTS purchased 100.0% of Siberian operator Tomsk Cellular Communications (“Tomsk”) for cash consideration of $47.0 million. Tomsk holds licenses to provide GSM 900/1800 mobile cellular communications in the Tomsk region. The company’s subscriber base as at the date of acquisition was approximately183,000.

The purchase price allocation was as follows:

Current assets	$3,287
Non-current assets	11,955
License costs	44,803
Current liabilities	(1,669)
Non-current liabilities	(105)
Deferred taxes	(11,271)
Minority interest	—
Purchase price	$47,000

Acquisition of minority interest in Kuban GSM - In September 2003, the Group acquired 100.0% of Kubtelesot for cash consideration of $107.0 million.  Kubtelesot owned 47.3% of CSJC Kuban GSM (“Kuban”), and the Group’s purchase of this stake increased its ownership in Kuban to 100.0%.  The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $62.0 million. License costs are amortized over the remaining contractual term of the license of approximately five years from the date of the first acquisition.

Acquisitions of various regional companies - In August 2003, the Group reached an agreement to acquire, in a series of related transactions, equity interests in five Russian regional mobile phone operators from MCT Corporation for a total of $71.0 million.  The Group agreed to purchase a 43.7% stake in Uraltel and 100.0% of Vostok Mobile BV, which holds a 50.0% stake in Primtelefon.  The Group also agreed to purchase Vostok Mobile South, which holds 50.0% stakes in Astrakhan Mobile and Volgograd Mobile, as well as an 80.0% stake in Mar Mobile GSM.  The Group also entered agreements to acquire the remaining 20.0% of Mar Mobile GSM and another 2.95% stake in Uraltel from existing shareholders unrelated to MCT Corporation for approximately $1.0 million.

On August 13, 2003, the Group’s wholly owned subsidiary, Telecom-900, completed the purchase of the 43.7% and 2.95% stakes in Uraltel.  The transaction increased Telecom-900’s ownership in Uraltel to 99.85%. The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $24.5 million. License costs are amortized over the remaining contractual terms of the respective license, ranging from six to ten years at the date of the first acquisition.

On August 26, 2003, the Group completed the acquisition of Vostok Mobile BV and recorded a 50.0% stake investment in Primtelefon using equity method of accounting.

Pro forma results of operations - The following pro forma financial data for the nine months ended September 30, 2002 and 2003 give effect to the acquisition of UMC, TAIF Telcom, Sibchallenge, Tomsk Cellular Communications, Kuban GSM and other various regional companies as if they had occurred at the beginning of the respective period.

	Nine months ended September 30,
	2002	2003

Net revenues	$879,261	$1,859,434
Net operating income	329,060	664,187
Net income	185,056	375,329
Earnings per share, basic and diluted	$0.093	$0.189

The pro forma information is based on various assumptions and estimates. The pro forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2002 and 2003, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

3.                        TRANSACTIONS BY MAJOR SHAREHOLDERS

In March 2003, AFK Sistema (“Sistema”) and T-Mobile (together, “the Shareholders”) entered into a call option agreement, pursuant to which T-Mobile granted Sistema the option to acquire from it 199,332,614 shares of MTS, representing 10.0% of outstanding common stock of MTS. On April 26, 2003, Sistema exercised its option with T-Mobile to purchase an additional 6.0% of the outstanding common stock of MTS and purchased T-Mobile’s 49.0% interest in Invest-Svyaz-Holding. Concurrently with this transaction, T-Mobile sold its holding of 5.0% in MTS on the open market in the form of Global Depository Receipts (“GDRs”) listed on the London Stock Exchange.

In April 2003, Sistema issued $350.0 million 10.25% notes, due in 2008. These notes are securitized by 193,473,900 shares of common stock of MTS.

On June 30, 2003, the Group approved cash dividends of $1.12 per ADS ($0.056 per share) for a total of $111.4 million. As of the date of these statements, dividends in the amount of $96.7 million, net of tax in the amount of $10.9 million, were paid.

4.                       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2002 and September 30, 2003 was comprised of the following:

	December 31, 2002	September 30, 2003

Network and base station equipment (including leased network and base station equipment of $55,383 and $64,428, respectively)	$959,465	$1,651,409
Leasehold improvements	4,299	6,218
Office equipment, computers and software (including leased office equipment, computers and software of $1,729 and $1,630, respectively)	68,271	117,458
Buildings	96,420	136,701
Vehicles	7,607	10,199
Property, plant and equipment, at cost	1,136,062	1,921,985
Accumulated depreciation (including accumulated depreciation on leased equipment of $13,420 and $21,225, respectively)	(299,216)	(539,147)

Equipment for installation	313,222	315,182
Construction in-progress	194,565	370,384
Property, plant and equipment, net	$1,344,633	$2,068,404

Depreciation expense for the nine months ended September 30, 2002 and 2003 amounted to $86.2 million and $158.0 million, respectively, including depreciation expense for leased property, plant and equipment of $2.6 million and $5.7 million, respectively.

5.                        LICENSES AND OTHER INTANGIBLE ASSETS

At December 31, 2002 and September 30, 2003, licenses and other intangible assets was comprised of the following:

		December 31, 2002			September 30, 2003
	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value

Amortized intangible assets
Acquired customer base	22 to 41 months	$7,410	$(955)	$6,455	$77,003	$(12,200)	$64,803
Numbering capacity with finite contractual life, rights to use premises, software and other	3 to 10 years	195,989	(77,934)	118,055	317,625	(130,593)	187,032
Licenses	3 to 13 years	530,321	(143,402)	386,919	924,064	(218,776)	705,288
		733,720	(222,291)	511,429	1,318,692	(361,569)	957,123
Unamortized intangible assets:
Numbering capacity with indefinite contractual life		13,047	—	13,047	13,047	—	13,047
Goodwill		533	—	533	8,533	—	8,533
Total intangible assets		$747,300	$(222,291)	$525,009	$1,340,272	$(361,569)	$978,703

Amortization expense for amortized intangible assets amounted to $64.6 million and $130.1 million for the nine months ended September 30, 2002 and 2003, respectively. Based on the amortized intangible assets existing at September 30, 2003, the estimated amortization expense for the remainder of 2003 is $57.0 million (totaling $187.1 million during 2003), $219.3 million during 2004, $187.7 million during 2005, $160.1 million during 2006, $110.3 million during 2007 and $222.7 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

6.                        DEBT

At December 31, 2002 and September 30, 2003, debt comprised of the following:

	Currency	Annual interest rate (Actual rate at September 30, 2003)	December 31, 2002	September 30, 2003	Available credit facilities as of September 30, 2003

9.75% Notes due 2008	USD	9.75%	$—	$400,000	$—
10.95% Notes due 2004	USD	10.95%	298,943	299,550	—
Floating Rate Notes due 2004	USD	LIBOR+4% (5.16%)	—	297,460
ING Bank (EURASIA)	USD	LIBOR+2.25%-4.15% (3.41%-5.31%)	—	148,065	12,000
Credit Suisse First Boston International	USD	LIBOR+2,25% (3.41%)	—	100,055	—
Dresdner	USD	LIBOR+1.95% - 3.35% (3.11% - 4.51%)	39,280	36,855	11,145
Ericsson	USD	LIBOR+4% (5.16%)	30,150	25,200	—
Deutsche Telekom AG	USD	LIBOR+5%-7% (6.16%-8.16%)	—	11,971	—
TDC Mobile International A/S	USD	LIBOR+5%-7% (6.16%-8.16%)	—	10,257	—
Citibank	USD	LIBOR+3.5% (4.66%)	9,000	10,000	—
West LB loan	EUR	EUROBOR+2% (4.15%)	4,000	4,667	—
KFW	EUR	LIBOR+0.95%-4% (2.11%-5.16%)	—	3,939	—
Motorola loan	USD	8.23%	6,181	3,440	—
Guta Bank	USD	7%-14%	—	1,511	647
International Moscow Bank	USD	LIBOR+3.45% (4.61%)	5,000	980	4,020
Ruble denominated debts	RUR	13.4% - 20%	30,334	23,027	10,502
Other debt	USD	7% -15%	3,124	1,254	732
Total debt			$426,012	$1,378,231	$39,046
Less current portion			67,098	580,599	n. a.
Total long-term debt			$358,914	$797,632	n. a.

Additional Debt Issuances - On January 30, 2003, MTS Finance issued $400.0 million 9.75% notes at par. These notes are fully and unconditionally guaranteed by MTS Open Joint Stock Company (“MTS OJSC”) and mature on January 30, 2008. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 30 and July 30, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange.  Proceeds received from the notes were $400.0 million and related debt issuance costs of $3.9 million were capitalized.

In March 2003, MTS’ Board of Directors approved the issuance of ruble denominated bonds in an amount up to 5.0 billion rubles (approximately $161.0 million). The Group has not issued any bonds as of September 30, 2003.

In September 2003, the Group entered into a $100.0 million U.S. dollar denominated loan facility agreement with Credit Suisse First Boston International.  The facility was fully drawn in September 2003. The proceeds were used for general corporate purposes including dividends. Amounts outstanding under the loan facility agreement bear interest at LIBOR+2.25% (3.41% at September 30, 2003) per annum. As discussed in Note 11, the facility was a bridge loan and was fully repaid with the proceeds from the 8,375% Notes issued in October 2003.

In September 2003, the Group also entered into a $100.0 million U.S. dollar denominated loan facility agreement with ING Bank (Eurasia) ZAO and ING (Ireland) limited. The facility was fully drawn in September 2003. The proceeds were used for capital expenditures. Amounts outstanding under the loan facility agreement bear interest at LIBOR+2.25% per annum. As discussed in Note 11, the facility was a bridge loan and was fully repaid with the proceeds from the 8,375% Notes issued in October 2003.

In September 2003, UMC entered into a $60.0 million syndicated credit facility with ING Bank (Eurasia) ZAO, ZAO Standard Bank and Commerzbank Aktiengesellschaft with an interest rate of LIBOR + 4.15%. The loan is guaranteed by MTS OJSC. The proceeds were used by UMC to refinance its existing indebtedness.  The loan is payable in 8 equal installments on quarterly basis starting from September 2004. As of September 30, 2003 the principal outstanding under this credit facility is $48.0 million.

Debt Assumed by Acquisition of UMC - The total amount of principal outstanding under UMC’s credit facilities as of September 30, 2003 was $74.2 million.

In February 1996, UMC signed an uncollateralized long-term revolving credit facility agreement with Deutsche Telekom AG, KPN Telecom and TeleDanmark A/S, effective November 1, 1995 through October 31, 2001. This agreement is denominated in U.S. dollars and had borrowing limit of $36.0 million. On January 5, 1997, UMC signed an additional uncollateralized long-term revolving credit facility agreement with Deutsche Telekom AG, KPN Telecom and TeleDanmark A/S, that expired on March 31, 2001. This agreement was denominated in U.S. dollars and increased the maximum borrowing limit to $45.0 million. On November 5, 2002, Deutsche Telekom AG prolonged the maturity of its loans until April 2004. On October 23, 2002, KPN Telecom and TeleDanmark A/S assigned the rights arising from their loan agreements, which also mature on April 2004, to Telki Holding Company BV (a 100.0% subsidiary of KPN Telecom) and TDC Mobile International A/S, respectively. On September 30, 2003, UMC redeemed the loan payable to Telki Holding Company BV. The credit facilities with Deutsche Telekom AG and TDC bear interest at LIBOR+5% (6.2% at September 30, 2003) and LIBOR+7% (8.2% at September 30, 2002) and are redeemable in five equal quarterly installments commencing April 2003.

On December 21, 1998, UMC entered into two loan agreements with KWF, a German bank, for EURO 1.9 million (approximately $2.2 million as of September 30, 2003) and EURO 10.9 million  (approximately $12.5 million as of September 30, 2003). These loans bear interest at LIBOR+4% (5.2% at September 30, 2003) and LIBOR+0.95% (2.11% at September 30, 2003) per annum, respectively, and mature on March 31, 2004 and February 28, 2005, respectively.

Debts assumed by acquisition of TAIF Telcom - The total amount of principal outstanding under TAIF Telcom’s credit facilities as of September 30, 2003 was $6.2 million.

In April 2000, TAIF Telcom issued Russian ruble denominated bonds for 120.0 million rubles (approximately $3.9 million). The outstanding balance as of September 30, 2003 was 120.0 million rubles (approximately $3.9 million). The bonds mature in February 2007. The bonds bear interest at 20% per annum, adjustable for the change in U.S. dollar exchange rate, and payable on a quarterly basis (21.3% per annum as of September 30, 2003).

In July 2001, TAIF Telcom entered into a $6.0 million U.S. dollar denominated credit facility with TatSotsBank.  The proceeds were used to finance the purchase of telecommunications equipment. The loan bore interest at 8% per annum. The loan was fully repaid in September 2003.

In October 2001, TAIF Telcom entered into a Russian ruble denominated credit facility with AKBars Bank to borrow up to 180.0 million rubles (approximately $5.9 million). The loan bore interest at 18% to 20%. The loan was fully repaid in September 2003.

In November 2002, TAIF Telcom entered into a short-term Russian ruble denominated credit facility with Sberbank to borrow up to 45.0 million (approximately $1.5 million). The facility bears interest at 19% to 20% and matures in November 2003.  As of September 30, 2003, the amount outstanding under the facility was 23.5 million rubles (approximately $0.8 million).  The loan is collateralized by equipment with a net book value of $2.2 million as of September 30, 2003.

In January 2003, TAIF Telcom entered into a credit facility agreement with Guta Bank to finance the purchase of telecommunications equipment. The maximum amount allowed to be borrowed under the facility is approximately $2.2 million. The loan bears interest at 7% to 15% and matures in February 2007. The amount outstanding under this facility was $1.5 million as of September 30, 2003. The loan is collateralized by equipment with a net book value of $2.9 million as of September 30, 2003.

See also Note 2 for the description of other indebtedness related to the Group’s financing derivatives.

7.                        CAPITAL LEASE OBLIGATIONS

The following table presents a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2003:

Payments due in the 12 months ended September 30,
2004	$13,514
2005	5,734
2006	1,565
Thereafter	43
Total minimum lease payments (undiscounted)	20,856
Less: amount representing interest	(4,674)
Present value of net minimum lease payments	16,182
Less: current portion of lease obligations	(9,117)
Long-term lease obligations	$7,065

Future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of September 30, 2003 are presented in Note 8.

8.        RELATED PARTIES

Balances with related parties as of December 31, 2002 and September 30, 2003 were comprised of the following:

	December 31, 2002	September 30, 2003

Accounts receivable, related parties:

Receivables from investee companies	$2,195	$3,154
T-Mobile for roaming	1,374	882
Maxima for advertising	—
MGTS for interconnection	—	147
Total accounts receivable, related parties	$3,569	$4,515

Accounts payable, related parties:

Cetel B.V. for UMC shares	$—	$27,500
MTU-Inform for interconnection	4,154	2,493
STROM-Telecom for equipment	—	2,400
Payable to investee companies	—	725
Comstar for interconnection	—	621
MGTS for interconnection	630	443
AMT for telecommunication services	—	249
Telmos for interconnection	184	177
Total accounts payable, related parties	$4,968	$34,608

Moscow Bank of Reconstruction and Development (“MBRD”) - In 2002 and 2003, MTS maintained certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2002, MTS’ cash position at MBRD amounted to $38.7 million including $34.0 million in time deposits and $4.7 million in current accounts. As of September 30, 2003, MTS’ cash position at MBRD amounted to $87.8 million including $30.0 million in time deposits and $57.8 million in current accounts. The related interest accrued and collected on the deposits for the nine months ended September 30, 2002 and 2003 amounted to $4.3 million and $2.4 million, respectively, and was included in the accompanying statements of operations.

Rosno OJSC (“Rosno”) - In 2002 and 2003, MTS arranged medical insurance for its employees and insured its property with Rosno, whose significant shareholder is Sistema. Expenses relating to insurance premiums to Rosno for the nine months ended September 30, 2002 and 2003 amounted to $6.4 million and $7.2 million, respectively. The amounts prepaid to Rosno of $4.6 million and $2.5 million as at December 31, 2002 and September 30, 2003, respectively, are included in prepaid expenses and other current assets. Management believes that all of the insurance contracts with Rosno have been entered at market terms.

Maxima Advertising Agency (“Maxima”) - In 2002 and 2003, MTS had agreements for advertising services with Maxima, a related party of Sistema, the Group’s majority shareholder. Advertising fees paid to Maxima for the nine months ended September 30, 2002 and 2003 were $6.9 million and $20.7 million, respectively.

Telmos - In 2002 and 2003, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos, a subsidiary of Sistema. Interconnection and line rental fees paid to Telmos for the nine months ended September 30, 2002 and 2003 were approximately $1.2 million and $1.4 million, respectively. Management believes that these arrangements are at market terms.

Moscow City Telephone Network (“MGTS”) - In 2002 and 2003, MTS had line rental agreements with MGTS, a subsidiary of Sistema, and also rented a cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the nine months ended September 30, 2002 and 2003 were approximately $2.2 million and  $3.6 million, respectively. Management believes that these transactions were made at market terms.

MTU-Inform - In 2002 and 2003, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary of Sistema. Amounts paid under these agreements for the nine months ended September 30, 2002 and 2003 were approximately $16.5 million and $24.2 million, respectively. Management believes that these agreements are at market terms.

Comstar - In 2002 and 2003, MTS had interconnection and line rental agreements with Comstar, a subsidiary of Sistema. Amounts paid under these agreements for the nine months ended September 30, 2002 and 2003 were approximately $2.7 million and $3.5 million, respectively. Management believes that these agreements are at market terms.

T-Mobile - In 2002 and 2003, the Group had non-exclusive roaming agreements with T-Mobile, a shareholder of the Group. Payments made by MTS under these roaming agreements were approximately $0.5 million and $1.1 million for the nine months ended September 30, 2002 and 2003, respectively.

As discussed in Note 6, UMC had approximately $12.0 million payable to Deutsche Telekom AG, parent company of T-Mobile, under various loan agreements as of September 30, 2003. During the nine months ended September 30, 2003, UMC paid $1.5 million in interest to Deutsche Telekom AG.  In March 2003, MTS issued a promissory note related to the purchase of UMC for $27.5 million to Cetel B.V., a wholly owned subsidiary of Deutsche Telekom AG. The note accrues interest of 9% and is payable within one year. The note is included in accounts payable as at September 30, 2003.

Invest-Svyaz-Holding (“ISH”) - In 2001 and 2002, MTS entered into agreements with ISH,  a shareholder of MTS and a wholly owned subsidiary of Sistema, for leasing of network equipment and a billing system. These leases were recorded as capital leases based on the requirements of SFAS No. 13, “Accounting for Leases.” The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within one year are classified as current liabilities, and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 13% to 44%.

The following table represents a schedule by years of future minimum lease payments under capital leases to ISH together with the present value of the net minimum lease payments as of September 30, 2003:

Payments due in the 12 months ended September 30,
2004	$7,667
2005	4,989
2006	1,552
Total minimum lease payments (undiscounted)	14,208
Less: Amount representing interest	(3,824)
Present value of net minimum lease payments	10,384
Less: current portion of lease obligations	(5,030)
Long-term lease obligations	$5,354

In addition to the above lease transactions, the Group guarantees the debt of ISH in the amount of  $21.5 million to a third party, which is used by ISH primarily to finance its leases to the Group.  For the nine months ended September 30, 2003, leases to the Group amount to approximately 99%

of revenues of ISH.  Principal and interest paid to ISH for the nine months ended September 30, 2002 and 2003 were $1.5 million and $5.3 million, respectively. Management believes that these transactions are at market terms.

STROM Telecom - During 2003, the Group entered into three agreements with STROM Telecom,  an affiliate of Sistema. Pursuant to these contracts, the Group purchased a billing system and a communications software support system from STROM Telecom for approximately $18.2 million. The total amount of purchases under these contracts is approximately $24.4 million, which the Group believes to be the market price.

Sistema - In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB (“Ericsson”) that provided for a five year credit facility with an aggregate principal amount of  $60.0 million (the “Ericson Loan”). The loan is repayable in ten equal consecutive quarterly payments of $60.0 commencing in 1999. On July 24, 2001, MTS OJSC, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico’s principal payments to nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR+4% (5.16% at September 30, 2003). If Rosico fails to meet its payment obligations, its outstanding advances will bear interest at an additional 6% per annum. The credit agreement contains covenants restricting Rosico’s ability to encumber its present and future assets and revenues without the lender’s express consent.

Concurrent with the Group’s acquisition of Rosico, Sistema agreed to fund the repayment of the Ericsson Loan and to indemnify Rosico and MTS OJSC for any costs incurred by either Rosico or MTS OJSC in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS OJSC agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS OJSC entered into a long-term, ruble-denominated promissory notes with 0% interest that mature from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2002 and September 30, 2003. The Group records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Amounts due from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets. At December 31, 2002 and September 30, 2003, $30.2 million and $25.2 million, respectively, were outstanding under the Ericsson Loan. Subsequent to the merger of Rosico into MTS OJSC, all obligations under the Ericsson loan were assumed by MTS OJSC.

See Notes 2, 3 and 6 for other related parties transactions.

9.                        COMMITMENTS AND CONTINGENCIES

Commitments - As of September 30, 2003, MTS had purchase commitments of approximately  $312.1 million for purchases of property, plant and equipment.

Operating lease - The Group entered into lease agreements of space for telecommunication equipment and offices, which expire in various years up to 2052. Rental expenses under these operating leases of $6.5 million and $8.4 million for the nine months ended September 30, 2002 and 2003, respectively, are included in operating expenses in the accompanying statements of operations. Future minimum lease payments due under non-cancelable leases at September 30, 2003 were:

Payments due in the 12 months ended September 30
2004	$5,581
2005	4,288
2006	3,231
2007	2,035
2008	1,523
Thereafter	15,035
Total	$31,693

Operating licenses - When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of frequencies. Most of MTS current licenses now provide for payments to be made for finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110.2 million, as at September 30, 2003. However, a decision on the terms and conditions of such payments has not been finalized. Accordingly, MTS has not made any payments to date pursuant to any of current operating licenses. Further, management believes that MTS will not be required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area. In relation to these uncertainties, MTS has not recorded a contingent liability in the accompanying financial statements.

Provision for doubtful accounts - The increase in the provision for doubtful accounts from $6,270 at December 31, 2002 to $34,551 at September 30, 2003 was primarily attributable to a $19.2 million provision related to dealer and subscriber fraud. Certain dealers and subscribers together fraudulently exploited billing time lags by placing a sizeable amount of domestic and international long-distance calls using subscriber accounts registered under false names. MTS discovered the fraud in March 2003 and has taken measures to prevent further fraud of this nature.

10.                 SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance. The Group’s business is organized based on geographical operations.

Management of the Group regularly reviews certain operational and statistical information by license area, however currently no discrete financial information is available on this basis, therefore the performance is measured and decisions about resource allocation are made by management based on operating income by legal entities as an aggregate of the license area information.  As of September 30, 2003, the Group had several operating segments, of which three are reportable segments – MTS OJSC, which operates primarily in the Moscow license area and also has a license footprint covering several other regions, Telecom XXI, which operates primarily in St. Petersburg license area and also has licenses covering several regions in the North West of Russia, and UMC, which operates in Ukraine. Intercompany eliminations represent transactions between segments, accounts receivable between companies in different segments and investments of MTS OJSC in companies included in other segments.

	Nine months ended September 30,
	2002	2003
Revenue:
MTS OJSC (1)	$744,755	$1,065,798
UMC	—	251,549
Telecom XXI	49,692	147,498
Other	193,724	402,654
Intercompany eliminations	(35,721)	(93,002)
Total revenue	$952,450	$1,774,497

Depreciation and amortization:
MTS OJSC	$103,464	$140,541
UMC	—	45,437
Telecom XXI	12,020	25,669
Other	35,266	78,101
Intercompany eliminations	—	(1,636)
Total depreciation and amortization	$150,750	$288,112

Operating income:
MTS OJSC	$279,804	$381,300
UMC	—	85,478
Telecom XXI	321	55,935
Other	62,901	136,568
Intercompany eliminations	(2,388)	(9,458)
Total operating income	$340,638	$649,823

Total operating income	$340,638	$649,823
Currency exchange and translation losses (gains)	2,447	(4,841)
Loss from affiliates	—	1,557
Interest income	(6,789)	(11,743)
Interest expense	31,322	70,013
Other expenses	2,734	10,694
Income before provision for income taxes and minority interest	$310,924	$584,143

Net income:
MTS OJSC	$175,279	$241,883
UMC	—	44,401
Telecom XXI	(1,063)	39,752
Other	20,674	47,912
Intercompany eliminations	(2,946)	(9,458)
Total net income	$191,944	$364,490

	As of December 31, 2002	As of September 30, 2003
Total assets:
MTS OJSC	$1,923,682	$2,958,394
UMC	—	311,642
Telecom XXI	129,152	224,359
Other	561,329	504,608
Intercompany eliminations	(330,867)	(214,047)
Total assets	$2,283,296	$3,784,956

(1)                 The MTS OJSC segment was previously comprised of MTS OJSC and Rosico. However, as Rosico was merged into MTS OJSC in June 2003, the segment is now referred to as MTS OJSC.

11.      SUBSEQUENT EVENTS

Issuance of Notes - On October 14, 2003, MTS Finance issued $400.0 million notes bearing interest at 8.375 % at par. The cash proceeds, net of issuance costs of approximately $4.6 million, amounted to $395.4 million. These notes are fully and unconditionally guaranteed by MTS OJSC and will mature on October 14, 2010. MTS Finance is required to make interest payments on the notes semi-annually in arrears on April 14 and October 14 of each year, commencing on April 14, 2004. The notes are listed on the Luxembourg Stock Exchange.

Additional debt issuances - In October 2003, TAIF Telcom entered into a $25.0 million credit facility with HSBC Bank LLC which is guaranteed by MTS OJSC. The facility bears interest at LIBOR+2.75% and is redeemable in ten equal quarterly installments commencing on June 2004. The loan is subject to certain restrictive covenants including, but not limited to, restriction on the amount of dividends paid by TAIF Telcom until MTS owns 100% of TAIF Telcom charter capital.

In October 2003, UMC entered into a short-term overdraft facility with Aval Bank. The overdraft is limited to 85.0 million hryvnas ($16.4 million), bears interest at 14% and matures on December 31, 2003.

On December 3, 2003, UMC entered into a credit agreement with ING BHF-BANK and Commerzbank Aktiengesellschaft to finance the acquisition of GSM equipment from Siemens Aktiengesellschaft.  The aggregate amount available under this credit facility is €47.4 million ($57.3 million). The loan is guaranteed by MTS and bears interest at EURIBOR+0.65%. The amount outstanding will be redeemable in 10 equal semi-annual installments, starting on July 31, 2004 or earlier, depending on the fulfillment on the credit agreement terms by the borrower.

Acquisitions of various companies - In August 2003, the Group reached an agreement to acquire,  in a series of related transactions, equity interests in five Russian regional mobile phone operators from MCT Corporation for a total of $71.0 million.  The Group also agreed to purchase Vostok Mobile South, which holds 50.0% stakes in Astrakhan Mobile and Volgograd Mobile, as well as an 80.0% stake in Mar Mobile GSM.  The Group also entered into agreements to acquire the remaining 20.0% of Mar Mobile GSM and another 2.95% stake in Uraltel from existing shareholders unrelated to MCT Corporation for approximately $1.0 million.

On October 14, 2003, the Group completed the purchase of Vostok Mobile South and thus acquired a 50% stake in Volgograd Mobile and Astrakhan Mobile and a 80% stake in Mar Mobile GSM. Also, in a separate transaction the Group completed the acquisition of the remaining 20% stake in

Mar Mobile GSM from existing shareholders unrelated to MCT corporation, thus consolidating a 100% ownership in the company.

The purchase price allocations for the acquisition of these companies was not finalized at the date of these financial statements.

Acquisition of minority interest in SCS-900 - In November 2003, the Group completed the purchase of the 30% stake in SCS-900 from Sibir Telecom for cash consideration of $28.6 million.  The Group’s acquisition of this stake increased its ownership in SCS-900 to 81.0%. On December 29, 2003, the Group acquired a 100% stake in ILIT LLC, a company which owns a 7.5% stake in SCS-900, increasing its ownership in SCS-900 to 88.5%. The purchase price allocation for the acquisition of SCS-900 was not finalized at the date of these financial statements. SCS-900 holds licenses to provide GSM 900/1800 mobile services in the Novosibirsk region and the Republic of Altay.

Listing on Moscow Interbank Currency Exchange - On November 28, 2003, common shares of MTS OJSC were included by the Board of Moscow Interbank Currency Exchange (“MICEX”) into the MICEX “B” Quotation List.  The only requirement for inclusion of shares in MICEX “B” Quotation List is the volume of one month’s transactions with these shares to be not less than  400 thousand roubles.